SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

DELL TECHNOLOGIES INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Class C Common Stock, $0.01 par value

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Richard J. Rothberg, Esq.

Senior Vice President, General Counsel and Secretary

One Dell Way

Round Rock, Texas 78682

Telephone: (512) 728-7800

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Tristan M. Brown

Daniel N. Webb

Simpson, Thacher & Bartlett LLP

2475 Hanover Street

Palo Alto, California 94304

Telephone: (650) 251-5000

Facsimile: (650) 251-5002

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$19,601,615.00	$1,973.88

*	Calculated solely for purposes of determining the filing fee. Calculated as the aggregate maximum purchase price for the shares of Class C Common Stock, $0.01 par value per share, of Dell Technologies Inc. offered to be purchased, based on a price per share of $27.50.

**	The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $100.70 for each $1,000,000 of the value of this transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,973.88	Filing Party:	Dell Technologies Inc.
Form or Registration No.:	Schedule TO	Date Filed:	September 14, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Dell Technologies Inc., a Delaware Corporation (the “Company”), with the Securities and Exchange Commission (the “Commission”) on September 14, 2016, relating to the Company’s offer to purchase for cash up to 712,786 shares of Class C Common Stock, par value $0.01 per share, of the Company (the “Class C Common Stock”) at a purchase price of $27.50 per share, on the terms of and subject to the conditions set forth in the Offer to Purchase, dated September 14, 2016, attached to the Schedule TO as Exhibit (a)(1)(A) (the “Offer to Purchase”) and in the related election form attached to the Schedule TO as Exhibit (a)(1)(B).

Pursuant to Rule 12b-15 under the Securities and Exchange Act of 1934, as amended, this Amendment No. 1 amends and restates only the items of the Schedule TO that are being amended and restated hereby, and unaffected items and exhibits in the Schedule TO are not included herein. This Amendment No. 1 should be read in conjunction with the Schedule TO and the related offer materials, as the same may be further amended or supplemented hereafter and filed with the Commission.

Item 2.	Subject Company Information.

(b)	Securities.

The first sentence of Item 2(b) of the Schedule TO is hereby deleted and replaced in its entirety by the following sentence:

“This Schedule TO relates to an offer by the Company to purchase for cash up to 712,786 shares of its Class C Common Stock.”

Item 4.	Terms of the Transaction.

(a)	Material Terms.

Item 4(a) of the Schedule TO, which incorporates by reference certain information contained in the Offer to Purchase, is hereby amended as set forth below.

(1)	In the Offer to Purchase, in the third sentence of the first paragraph of “The Offer—1. Terms of the Offer” on page 7, and in the third sentence of the first paragraph of “The Offer—4. Acceptance for Purchase and Payment for Shares” on page 9, the words “as promptly as practicable” are hereby deleted and replaced by the word “promptly.”

(2)	In the Offer to Purchase, in the first sentence of the first paragraph of “The Offer—4. Acceptance for Purchase and Payment for Shares” on page 9, the words “as soon as practicable” are hereby deleted and replaced by the word “promptly.”

Item 12.	Exhibits.

Exhibit Number	Description

(a)(1)(A)**	Offer to Purchase, dated September 14, 2016.

(a)(1)(B)*	Election Form.

(a)(1)(C)*	Form of Email to Stockholders.

(a)(1)(D)*	Form of Email to Stockholders (without transferable shares).

(b)	Not applicable.

(d)(1)	Fourth Amended and Restated Certificate of Incorporation of Dell Technologies Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K (File No. 001-37867) filed with the Commission on September 7, 2016.

(d)(2)	Amended and Restated Sponsor Stockholders Agreement, dated as of September 7, 2016, by and among Dell Technologies Inc., Denali Intermediate Inc., Dell Inc., Universal Acquisition Co., EMC Corporation, Denali Finance Corp., Dell International L.L.C., Michael S. Dell, Susan Lieberman Dell Separate Property Trust, MSDC Denali Investors, L.P., MSDC Denali EIV, LLC, Silver Lake Partners III, L.P., Silver Lake Partners IV, L.P., Silver Lake Technology Investors III, L.P., Silver Lake Technology Investors IV, L.P., SLP Denali Co-Invest, L.P. and the other stockholders named therein (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K (File No. 001-37867) filed with the Commission on September 9, 2016).

(d)(3)	Amended and Restated Management Stockholders Agreement, dated as of September 7, 2016, by and among Dell Technologies Inc., Michael S. Dell, Susan Lieberman Dell Separate Property Trust, MSDC Denali Investors, L.P., MSDC Denali EIV, LLC, Silver Lake Partners III, L.P., Silver Lake Partners IV, L.P., Silver Lake Technology Investors III, L.P., Silver Lake Technology Investors IV, L.P., SLP Denali Co-Invest, L.P. and the Management Stockholders (as defined therein) (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K (File No. 001-37867) filed with the Commission on September 9, 2016).

(d)(4)*	Amended and Restated Class A Stockholders Agreement, dated as of September 7, 2016, by and among Dell Technologies Inc., Michael S. Dell, Susan Lieberman Dell Separate Property Trust, MSDC Denali Investors, L.P., MSDC Denali EIV, LLC, Silver Lake Partners III, L.P., Silver Lake Partners IV, L.P., Silver Lake Technology Investors III, L.P., Silver Lake Technology Investors IV, L.P., SLP Denali Co-Invest, L.P. and the New Class A Stockholders party thereto.

(d)(5)*	Class C Stockholders Agreement, dated as of September 7, 2016, by and among Dell Technologies Inc., Michael S. Dell, Susan Lieberman Dell Separate Property Trust, MSDC Denali Investors, L.P., MSDC Denali EIV, LLC, Silver Lake Partners III, L.P., Silver Lake Partners IV, L.P., Silver Lake Technology Investors III, L.P., Silver Lake Technology Investors IV, L.P., SLP Denali Co-Invest, L.P. and Venezio Investments Pte. Ltd.

(d)(6)	Amended and Restated Registration Rights Agreement, dated as of September 7, 2016, by and among Dell Technologies Inc., Michael S. Dell, Susan Lieberman Dell Separate Property Trust, MSDC Denali Investors, L.P., MSDC Denali EIV, LLC, Silver Lake Partners III, L.P., Silver Lake Partners IV, L.P., Silver Lake Technology Investors III, L.P., Silver Lake Technology Investors IV, L.P., SLP Denali Co-Invest, L.P., Venezio Investments Pte. Ltd. and the Management Stockholders (as defined therein) (incorporated by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K (File No. 001-37867) filed with the Commission on September 9, 2016).

(d)(7)*	Common Stock Purchase Agreement, dated as of October 12, 2015, by and between Dell Technologies Inc. (f/k/a Denali Holding Inc.) and Venezio Investments Pte. Ltd.

(d)(8)	Dell Technologies Inc. 2013 Stock Incentive Plan (incorporated by reference to Exhibit 10.10 to the Company’s Current Report on Form 8-K (File No. 001-37867) filed with the Commission on September 9, 2016).

(d)(9)	Compensation Program for Independent Non-Employee Directors (incorporated by reference to Exhibit 10.8 to the Company’s Current Report on Form 8-K (File No. 001-37867) filed with the Commission on September 9, 2016).

(d)(10)	Stock Option Agreement, dated as of November 25, 2013, between Michael S. Dell and Denali Holding Inc. for grant to Michael S. Dell under the Denali Holding Inc. 2013 Stock Incentive Plan (incorporated by reference to Exhibit 10.8 of the Company’s Registration Statement on Form S-4, as amended (File No. 333-208524) filed with the Commission on June 6, 2016).

(d)(11)	Form of Stock Option Agreement (Non-Employee Directors, Annual Grant) (incorporated by reference to Exhibit 4.11 of the Company’s Registration Statement on Form S-8 (File No. 333-213515) filed with the Commission on September 6, 2016).

(d)(12)	Form of Stock Option Agreement (Non-Employee Directors, Sign-On Grant) (incorporated by reference to Exhibit 4.12 of the Company’s Registration Statement on Form S-8 (File No. 333-213515) filed with the Commission on September 6, 2016).

(d)(13)	Form of Stock Option Agreement (Rollover Option — ELT Members) (incorporated by reference to Exhibit 4.13 of the Company’s Registration Statement on Form S-8 (File No. 333-213515) filed with the Commission on September 6, 2016).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO on September 14, 2016.
**	Previously filed with the Schedule TO on September 14, 2016, as amended hereby.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

DELL TECHNOLOGIES INC.

Date: October 3, 2016	/s/ Richard J. Rothberg
Richard J. Rothberg
Senior Vice President, General Counsel and Secretary

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)**	Offer to Purchase, dated September 14, 2016.

(a)(1)(B)*	Election Form.

(a)(1)(C)*	Form of Email to Stockholders.

(a)(1)(D)*	Form of Email to Stockholders (without transferable shares).

(b)	Not applicable.

(d)(1)	Fourth Amended and Restated Certificate of Incorporation of Dell Technologies Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K (File No. 001-37867) filed with the Commission on September 7, 2016.

(d)(2)	Amended and Restated Sponsor Stockholders Agreement, dated as of September 7, 2016, by and among Dell Technologies Inc., Denali Intermediate Inc., Dell Inc., Universal Acquisition Co., EMC Corporation, Denali Finance Corp., Dell International L.L.C., Michael S. Dell, Susan Lieberman Dell Separate Property Trust, MSDC Denali Investors, L.P., MSDC Denali EIV, LLC, Silver Lake Partners III, L.P., Silver Lake Partners IV, L.P., Silver Lake Technology Investors III, L.P., Silver Lake Technology Investors IV, L.P., SLP Denali Co-Invest, L.P. and the other stockholders named therein (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K (File No. 001-37867) filed with the Commission on September 9, 2016).

(d)(3)	Amended and Restated Management Stockholders Agreement, dated as of September 7, 2016, by and among Dell Technologies Inc., Michael S. Dell, Susan Lieberman Dell Separate Property Trust, MSDC Denali Investors, L.P., MSDC Denali EIV, LLC, Silver Lake Partners III, L.P., Silver Lake Partners IV, L.P., Silver Lake Technology Investors III, L.P., Silver Lake Technology Investors IV, L.P., SLP Denali Co-Invest, L.P. and the Management Stockholders (as defined therein) (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K (File No. 001-37867) filed with the Commission on September 9, 2016).

(d)(4)*	Amended and Restated Class A Stockholders Agreement, dated as of September 7, 2016, by and among Dell Technologies Inc., Michael S. Dell, Susan Lieberman Dell Separate Property Trust, MSDC Denali Investors, L.P., MSDC Denali EIV, LLC, Silver Lake Partners III, L.P., Silver Lake Partners IV, L.P., Silver Lake Technology Investors III, L.P., Silver Lake Technology Investors IV, L.P., SLP Denali Co-Invest, L.P. and the New Class A Stockholders party thereto.

(d)(5)*	Class C Stockholders Agreement, dated as of September 7, 2016, by and among Dell Technologies Inc., Michael S. Dell, Susan Lieberman Dell Separate Property Trust, MSDC Denali Investors, L.P., MSDC Denali EIV, LLC, Silver Lake Partners III, L.P., Silver Lake Partners IV, L.P., Silver Lake Technology Investors III, L.P., Silver Lake Technology Investors IV, L.P., SLP Denali Co-Invest, L.P. and Venezio Investments Pte. Ltd.

(d)(6)	Amended and Restated Registration Rights Agreement, dated as of September 7, 2016, by and among Dell Technologies Inc., Michael S. Dell, Susan Lieberman Dell Separate Property Trust, MSDC Denali Investors, L.P., MSDC Denali EIV, LLC, Silver Lake Partners III, L.P., Silver Lake Partners IV, L.P., Silver Lake Technology Investors III, L.P., Silver Lake Technology Investors IV, L.P., SLP Denali Co-Invest, L.P., Venezio Investments Pte. Ltd. and the Management Stockholders (as defined therein) (incorporated by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K (File No. 001-37867) filed with the Commission on September 9, 2016).

(d)(7)*	Common Stock Purchase Agreement, dated as of October 12, 2015, by and between Dell Technologies Inc. (f/k/a Denali Holding Inc.) and Venezio Investments Pte. Ltd.

(d)(8)	Dell Technologies Inc. 2013 Stock Incentive Plan (incorporated by reference to Exhibit 10.10 to the Company’s Current Report on Form 8-K (File No. 001-37867) filed with the Commission on September 9, 2016).

(d)(9)	Compensation Program for Independent Non-Employee Directors (incorporated by reference to Exhibit 10.8 to the Company’s Current Report on Form 8-K (File No. 001-37867) filed with the Commission on September 9, 2016).

(d)(10)	Stock Option Agreement, dated as of November 25, 2013, between Michael S. Dell and Denali Holding Inc. for grant to Michael S. Dell under the Denali Holding Inc. 2013 Stock Incentive Plan (incorporated by reference to Exhibit 10.8 of the Company’s Registration Statement on Form S-4, as amended (File No. 333-208524) filed with the Commission on June 6, 2016).

(d)(11)	Form of Stock Option Agreement (Non-Employee Directors, Annual Grant) (incorporated by reference to Exhibit 4.11 of the Company’s Registration Statement on Form S-8 (File No. 333-213515) filed with the Commission on September 6, 2016).

(d)(12)	Form of Stock Option Agreement (Non-Employee Directors, Sign-On Grant) (incorporated by reference to Exhibit 4.12 of the Company’s Registration Statement on Form S-8 (File No. 333-213515) filed with the Commission on September 6, 2016).

(d)(13)	Form of Stock Option Agreement (Rollover Option — ELT Members) (incorporated by reference to Exhibit 4.13 of the Company’s Registration Statement on Form S-8 (File No. 333-213515) filed with the Commission on September 6, 2016).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO on September 14, 2016.
**	Previously filed with the Schedule TO on September 14, 2016, as amended hereby.